BERUSCHI & COMPANY

BARRISTERS & SOLICITORS

REPLY TO: ANTHONY J. BERUSCHI *B.Sc, LLB*
GWEN WEGNER, Paralegal

PENDER PACIFIC BUILDING
Suite 605-889 West Pender Street
Vancouver, BC, CANADA V6C 3B2
Tel: 604.669.3116 / Fax: 604.669.5886
gwegner@beruschi.com

April 14, 2009

09045966

SEC
Mail Processing
Section

APR 24 2009

Washington, DC
122

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs/ Mesdames:

SUPPL

Re: ULTRA URANIUM CORP. (the "Issuer")
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-1669

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since December 19, 2008:

A. Copy of the Issuer's Annual Report on Form 6 as of February 2, 2009.

B. Copy of TSX Venture Exchange letter of approval.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

dlw 4/28

Enclosures

82-1669

Date and Time: February 6, 2009 06:14 PM Pacific Time

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Annual Report

BC COMPANY

FORM 6
BUSINESS CORPORATIONS ACT
Section 51

Filed Date and Time: **February 6, 2009 06:14 PM Pacific Time**

ANNUAL REPORT DETAILS

NAME OF COMPANY

ULTRA URANIUM CORP.
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

INCORPORATION NUMBER
BC0225795

DATE OF RECOGNITION
February 2, 1981

DATE OF ANNUAL REPORT
(ANNIVERSARY DATE OF RECOGNITION IN BC)
February 2, 2009

OFFICER INFORMATION AS AT February 2, 2009

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.
Office(s) Held: (CFO)

Mailing Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Delivery Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Last Name, First Name, Middle Name:
RIZZUTI, JOHN

Office(s) Held: (Secretary)

Mailing Address:
4019 HOLLYRIDGE PLACE
VICTORIA BC V8N 5N8
CANADA

Delivery Address:
4019 HOLLYRIDGE PLACE
VICTORIA BC V8N 5N8
CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Office(s) Held: (CEO, President)

Mailing Address:
305 - 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Delivery Address:
305 - 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Last Name, First Name, Middle Name:
WEGNER, GWEN

Office(s) Held: (Assistant Secretary)

Mailing Address:
36252 STEPHEN LEACOCK DRIVE
ABBOTSFORD BC V3G 3C4
CANADA

Delivery Address:
36252 STEPHEN LEACOCK DRIVE
ABBOTSFORD BC V3G 3C4
CANADA

#82-1669

TSX venture EXCHANGE

March 2, 2009

Via Fax: 604-669-5886

Ultra Uranium Corp.
605 – 889 West Pender Street
Vancouver, BC
V6C 3B2

Attention: Raymond W. Roland

Dear Sir\Madame:

Re: Ultra Uranium Corp. (the "Company") – Submission #142506
Stock Option Plan - Rolling

TSX Venture Exchange (the "Exchange") has accepted for filing the Company's annual renewal of its Rolling 10% Stock Option Plan (the "Plan"), which was approved by the Company's shareholders at the Annual General Meeting that was held on May 30, 2008.

This letter also provides acceptance of the Plan for 2007 and additional processing fees have been assessed in the amount of $500 plus GST for each year that the Company failed to file its Plan with the Exchange. The Company is reminded that it must obtain annual shareholder approval at the Company's Annual General Meeting for its Plan, which must be submitted for Exchange review and acceptance each year after the Meeting.

The Company is to provide our office with the Summary Form (Form 4G) at the end of each calendar month in which the stock options are granted. The Exchange will not be issuing an acceptance letter upon receipt of the form. These forms will be subject to an audit and the Exchange may contact the Company with further questions.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6516 / FAX: (604) 844-7502 / EMAIL: dubreen.alas@tsxventure.com.

Yours truly,

Dubreen Alas

Dubreen Alas, BA, MBA
Analyst
Listed Issuer Services

DA/dr

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